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                                                                    Exhibit 99.2

                              Smartlogik Group plc

                        Statement re preliminary results

 London 28 March 2002: The Board of Smartlogik plc (LSE: SLK: NASDAQ: SLGK), the knowledge products company, announces that the strategic review process, that was announced on 25 January 2002 and updated on 15 March 2002, is ongoing.

 Accordingly, it is the Board's intention to announce its preliminary results for the year ended 31 December 2001 on the conclusion of this review. In any event, the results will be announced no later than 30 April 2002, as required under the Listing Rules.

                                    - Ends -

 Enquiries:

 Smartlogik Group plc                                              020 7930 6900

Stephen Hill, Chief Executive

Elizabeth Brittain, Head of Marketing

 BDO Stoy Hayward Corporat                                         020 7486 5888
Alex White, Partner

Yvonne Beirne, Director

 Hogarth Partnership Ltd                                           020 7357 9477

James Longfield

 This statement contains certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This information which has been, or in the future may be, included in reliance on the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's 2001 Annual Report and Form 20-F and other documents filed with the Securities and Exchange Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.'

                                       END